Exhibit 99.3

Mazor Robotics Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on September 20, 2018)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Mazor Robotics Ltd. Registered in the name of the undersigned on the books of the Depositary as of the close of business on August 29, 2018 at the Annual and Extraordinary General Meeting of the Shareholders of Mazor Robotics Ltd. to be held on September 27, 2018 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1.	Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.	It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

Voting material available online. See address below.
https://www.mazorrobotics.com/index.php/investors-relations/shareholder-meetings

(Continued and to be marked, dated and signed, on the other side)

Annual and Extraordinary General Meeting of the Shareholders of Mazor Robotics Ltd. Date: September 27, 2018 See Voting Instruction On Reverse Side. Please make your marks like this: ☒Use pen only		For	Against	Abstain	Annual and Extraordinary General Meeting of the Shareholders of Mazor Robotics Ltd. to be held on September 27, 2018 For Holders as of August 29, 2018
1.
To consider and act upon a proposal to approve the re-appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company for the year ending December 31, 2018, and until the next Annual General Meeting of the shareholders of the Company, and to receive information regarding their remuneration;
		☐	☐	☐

• Mark, sign and date your Voting Instruction Form.
• Detach your Voting Instruction Form.
• Return your Voting Instruction Form in the
   postage-paid envelope provided.

All votes must be received by 12:00 pm, New York Time September 20, 2018.

PROXY TABULATOR FOR
MAZOR ROBOTICS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

2.
To consider and act upon a proposal to re-appoint Mr. Jonathan Adereth to hold office as director for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders or until his successor has been duly appointed.
		☐	☐	☐

3.
To consider and act upon a proposal to re-appoint Mr. Ori Hadomi, to hold office as director for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders or until his successor has been duly appointed.
		☐	☐	☐

4.
To consider and act upon a proposal to re-appoint Mr. Michael Berman, to hold office as director for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders or until his successor has been duly appointed.
		☐	☐	☐

5.
To consider and act upon a proposal to re-appoint Mrs. Sarit Soccary Ben-Yochanan, to hold office as director for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders or until her successor has been duly appointed.
		☐	☐	☐

6.	To consider and act upon a proposal to re-appoint Mr. Gil Bianco as an external director of the Company until the next Annual General Meeting of the Company’s shareholders or until his successor has been duly appointed.	☐	☐	☐
		Yes	No
	6A Are you a controlling shareholder or do you have a personal interest in this resolution*	☐	☐
		For	Against	Abstain
7.	To consider and act upon a proposal to approve a grant of (i) options to purchase up to 30,000 of the Company’s ordinary shares and (ii) 3,000 restricted share units to Hadomi, in his capacity as the Company’s Chief Executive Officer.	☐	☐	☐
		Yes	No
	7A Are you a controlling shareholder or do you have a personal interest in this resolution*	☐	☐

*
The vote of a shareholder, who will not fill in this column or indicate “Yes” without details, will not be taken into account. Important, before you check this box, please see the definition of “personal interest” in the Notice of Annual and Extraordinary General Meeting of Shareholders.

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above